Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
December 29, 2006 at 8.00 am

AMER SPORTS CORPORATION'S YEAR 2004 STOCK OPTIONS TO HELSINKI STOCK EXCHANGE MAIN LIST

The stock options related to the year 2004 stock option arrangement for Amer Sports Corporation's key staff will be subject to trading on the Helsinki Stock Exchange main list as of January 2, 2007.

The total number of stock options is 361,650. Each stock option entitles the holder of the stock option to subscribe for three (3) shares of Amer Sports Corporation with an accounting par value of EUR 4 per share. The subscription price for stock options is EUR 13.53 per share. The share subscription period for stock options began on January 1, 2007 and it will end on December 31, 2009. As a result of the subscriptions, the number of shares of Amer Sports Corporation can increase by a maximum of 1,084,950 new shares and the share capital can increase by a maximum of EUR 4,339,800.

The shares subscribed on the basis of stock options entitle to a dividend for the accounting period in which they were subscribed. The other shareholder rights will begin once the increase in the share capital has been entered in the Finnish trade register.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.